UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

009411109

(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

Qing Xu

Mambo Fiesta Limited

c/o AirMedia Group Inc.

17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027

The People’s Republic of China

Phone:+86 10 8460 8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

June 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	This Amendment No. 4 to statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “SEC”) on June 29, 2015, as amended (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of AirMedia Group Inc., a Cayman Islands company.

Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009411109	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Herman Man Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Dan Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,584,214 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,584,214 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,584,214 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Global Earning Pacific Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Qing Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS Mambo Fiesta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 8 of 9 Pages

Item 1. Security and Issuer.

This Amendment No. 4 relates to the ordinary shares, par value $0.001 per share (the “Shares”), of AirMedia Group Inc., a Cayman Islands company (the “Company”) whose principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares of the Company (the “ADSs” and each an “ADS”), each representing two Shares of the Company, are listed on the NASDAQ Global Select Market under the symbol “AMCN.”

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of the first paragraph in the section with the caption of “Merger Agreement” with the following text:

“On September 29, 2015, (i) AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) that was formed by the Reporting Persons as a transaction vehicle for the Merger, (ii) AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, entered into an agreement and plan of merger. On June 27, 2016, Parent, Merger Sub and the Company entered into an amendment to the agreement and plan of merger (together with the agreement and plan of merger, the “Merger Agreement”), which extended the termination date of the Merger Agreement from June 28, 2016 to December 31, 2016.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of the sixth paragraph thereunder, which describes Shares beneficially owned by Mr. Xu, with the following text:

“The 2,600,000 Shares beneficially owned by Mr. Xu comprise (i) 1,000,000 Shares beneficially owned by Mambo Fiesta, (ii) 500,000 ADSs, representing 1,000,000 Shares, beneficially owned by Mambo Fiesta, and (iii) 600,000 Shares that Mr. Xu has the right to acquire upon exercise of options within 60 days after June 27, 2016.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit No.	Description

K	Amendment No.1 to the Agreement and Plan of Merger, dated June 27, 2016, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2016)

CUSIP No. 009411109	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited
By:	/s/ Herman Man Guo

Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited
By:	/s/ Dan Shao

Name:	Dan Shao
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited
By:	/s/ Qing Xu

Name:	Qing Xu
Title:	Director